Broadmark Funds
300 Drake's Landing Road, Suite 150
Greenbrae, California  94904

December 28, 2012

FILED VIA EDGAR

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Broadmark Funds (the "Trust") – Broadmark Tactical Plus Fund ("the Fund")
File Nos.: 333-185002 and 811-22769
REQUEST FOR ACCELERATION

Dear Mr. Minore:

The Trust respectfully requests, pursuant to Rule 461(a) under the Securities Act of 1933, that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement of the Trust on Form N-1A (the "Pre-Effective Amendment"), filed herewith, which filing responds to comments of the staff of the Securities and Exchange Commission with respect to the initial Registration Statement of the Trust, be accelerated so that the Pre-Effective Amendment may become effective on December 31, 2012 or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Foreside Fund Services, LLC, the principal underwriter of the Fund's shares, requesting that the effective date of the Pre-Effective Amendment be accelerated so that it may become effective on December 31, 2012 or as soon as practicable thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (415) 925-4970.

Sincerely,

/s/ Christopher J. Guptill
Christopher J. Guptill
President
Broadmark Funds